Exhibit 99.2

Press Release

Chemtura Corporation Postpones Investor Day

In New York City to February 5, 2015

PHILADELPHIA, PA., October 31, 2014 – Chemtura Corporation (NYSE/EURONEXT: CHMT) today announced that in light of its recently announced Tender Offer it will not participate in investor conferences while the Tender is underway and that it will postpone its Investor Day, which was previously scheduled for December 4, 2014. The event has been rescheduled for February 5, 2015, at The Westin New York Grand Central, 212 East 42nd Street, New York City, from 1 to 5 p.m.

The presentations will commence with an overview by Craig Rogerson, Chemtura’s Chairman, President and CEO, of the company’s achievements over the last 12 months, its value creation strategy, key growth initiatives and cost reduction programs. The meeting will then proceed with presentations by managers of Chemtura’s key operating businesses and by the Chief Financial Officer, followed by a Q&A session.

A live audio webcast of Chemtura’s Investor Day presentations will be available at the link below. A replay of the webcast will be available beginning February 6, 2015.

AUDIO WEBCAST LINK

http://www.media-server.com/m/p/v9kaqz7e

Participants who are unable to access the webcast may also join the event through the dial-in number below. Participants are asked to dial-in 10 minutes prior to the meeting start time.

DIAL-IN NUMBER:

Toll-Free: (855) 277-6602

Conference ID code: 90571212

NO REGISTRATION IS REQUIRED FOR THIS EVENT.

Chemtura Corporation, with 2013 sales of $2.2 billion,1 is a global manufacturer and marketer of specialty chemicals. Additional information concerning Chemtura is available at www.chemtura.com.

[1]	2013 net sales of $2.2 billion reflects discontinued operations treatment for the completed sales of the Antioxidants and Consumer Products businesses.

CONTACT:

Dalip Puri

VP, Investor Relations and Treasurer

Tel: (203) 573-2153